1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 13, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – August 13, 2019 –TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.

Approved a NT$2.5 per share cash dividend for the second quarter of 2019, and set December 25, 2019 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 19, 2019. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 21 through December 25, 2019) for registration transfer, and the dividend will be paid in January 16, 2020.

In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be December 19. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be December 20. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Mr. Ganesh Sarpotdar at Citibank, N.A. (Tel: +1-212-816-6783; email: ganesh.sarpotdar@citi.com)

2.

Approved capital appropriations of approximately US$6,502.3 million for purposes including: 1) Construction of fab facilities; 2) Installation, expansion and upgrade of advanced technology capacity; 3) Installation of specialty technology capacity; 4) fourth quarter 2019 R&D capital investments and sustaining capital expenditures.

3.	Approved the promotion of Deputy Chief Financial Officer Mr. Wendell Huang to Vice President, Chief Financial Officer and Spokesperson, effective September 1, 2019.

4.	Approved the promotion of R&D Organization’s Senior Director of Advanced Tool and Module Development Division II Mr. S.M. Jang to Vice President.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com